SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 To

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Pursuant to Section 14(d)(4) of the

Securities Exchange Act of 1934

NUMERICAL TECHNOLOGIES, INC.

(Name of Subject Company)

NUMERICAL TECHNOLOGIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value

(Title of Class of Securities)

67053T101

(CUSIP Number of Class of Securities)

Dr. Narendra K. Gupta

Interim President and Chief Executive Officer

70 West Plumeria Drive

San Jose, California 95134-2134

(408) 919-1910

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

John V. Roos, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9” or the “Statement”), initially filed on January 23, 2003 by Numerical Technologies, Inc., a Delaware corporation (“Numerical” or the “Company”). The Schedule 14D-9 relates to the tender offer by Neon Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation (“Synopsys”), to purchase all the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Numerical at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2003, as amended, and in the related Letter of Transmittal, which were filed with the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively (the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Synopsys and Purchaser with the Securities and Exchange Commission on January 23, 2003, as amended by an additional filing on February 6, 2003. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 3. Past Contracts, Transactions, Negotiations and Agreements

The following text is added to the end of the second paragraph under the heading “Early Exercise Provisions and Stock Repurchase Rights” and the subheading “Options with Early Exercise to Dr. Yagyensh (Buno) Pati and Dr. Yao-Ting Wang”:

“This loan was paid in full by Dr. Pati as of January 24, 2003 and was not forgiven by the Company.”

The following text is added to the end of the third paragraph under the heading “Early Exercise Provisions and Stock Repurchase Rights” and the subheading “Options with Early Exercise to Dr. Yagyensh (Buno) Pati and Dr. Yao-Ting Wang”:

“This loan was paid in full by Dr. Wang as of January 28, 2003 and was not forgiven by the Company.”

The following text is added as the penultimate sentence to the third paragraph under the heading “Change of Control Agreements”:

“To the Company’s knowledge, no executive officers of Numerical have entered into employment agreements with Synopsys.”

The table on page 9 is amended by adding “*” to the number “2,271,074” in the seventh line of the table and “**” to the number “1,626,702” in the tenth line of the table, and adding the following two footnotes directly underneath the table:

“*     The number of Shares actually held by Mr. Pati as of the date of the Stockholder Tender Agreement was 2,102,774 reflecting sales of 28,000 Shares under Mr. Pati’s Rule 10b5-1 trading plan on January 9 and 10, 2003 (see also disclosure in Item 6) and a reduction of 140,300 shares, which Shares were erroneously included as being held by Mr. Pati. As of January 21, 2003, the number of Shares held by Mr. Pati was further reduced to 1,983,074 reflecting sales of 119,700 Shares under Mr. Pati’s Rule 10b5-1 plan on January 13 and 14, 2003. The Rule 10b5-1 plan has since been terminated.

**    The number of Shares actually held by Mr. Wang as of the date of the Stockholder Tender Agreement was 1,604,702 reflecting sales of 22,000 Shares under Mr. Wang’s Rule 10b5-1 trading plan on January 9 and 10, 2003 (see also disclosure in Item 6). As of January 21, 2003, the number of Shares held by Mr. Wang was further reduced to 1,503,077 reflecting a transfer of 3,375 Shares into a trust under Mr. Wang’s control and sales of 105,000 Shares under Mr. Wang’s Rule 10b5-1 plan on January 13 and 14, 2003. The Rule 10b5-1 plan has since been terminated.”

ITEM 4. The Solicitation or Recommendation

The second paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“During the final calendar quarter of 2002, the Board began to consider whether it might be in the best interests of the Numerical stockholders to pursue a possible business combination transaction in light of the risks associated with pursuing a stand-alone strategy set forth below under the subheading “The Execution Risk Regarding Numerical’s Business Plan” within the section entitled “Reasons for the Numerical Board’s Recommendation.” During the week of November 25, 2002, Numerical and Credit Suisse First Boston (“CSFB”) began discussions with respect to engaging CSFB to provide services relating to a potential business combination transaction involving the Company. Pursuant to an engagement letter effective November 29, 2002, Numerical retained CSFB to serve as its exclusive financial advisor to review a possible business combination involving Numerical and the factors involved with pursuing a stand-alone strategy. Ultimately, for the reasons discussed below under the heading “Reasons for the Numerical Board’s Recommendation,” the Board determined that it was in best interests of the Company and its stockholders to pursue a business combination transaction instead of pursuing a stand-alone strategy.

The last sentence of the ninth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“The Board specifically reviewed the Synopsys proposal of the same day, concluded that such offer was not acceptable, primarily because of the per Share price, and instructed Numerical’s senior management and CSFB to continue discussions.”

The tenth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“On December 16, 2002, Company A delivered to CSFB a proposal to acquire all of the outstanding Shares for $4.75 per Share in cash.”

The twelfth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“On December 18, 2002, Company B delivered to Numerical a proposal to acquire all of the outstanding Shares pursuant to a stock-for-stock merger for a per Share consideration of between $5.51 and $6.65, or pursuant to a combination of stock and cash consideration. Company B’s proposal did not specify the per Share consideration if Numerical chose to receive a combination of stock and cash consideration.

The thirteenth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“On December 18, 2002, Numerical held a Board meeting and discussed the offers received to date. As part of the discussion, CSFB provided the Board with a preliminary financial overview of the current public market statistics and valuation parameters with respect to each of Synopsys, Company A and Company B. The Board determined that none of the offers received from these companies to date were acceptable, primarily because of the per

Share price offered in each. In addition, the Board evaluated the potential strategic benefits of a business combination transaction of Numerical with Company B. After evaluating the compatibility of the technologies of each company and the relative size and market capitalization of Company B, the Board determined that it would not be in the best interests of Numerical’s stockholders to pursue a strategic business combination transaction with Company B. Moreover, because of Company B’s capitalization and cash position, the Board doubted Company B’s ability, if requested by the Board, to revise its proposal to unconditionally offer all cash consideration. As a result, the Board determined that the existing proposals from Synopsys and Company A represented the only proposals with the potential to result in a transaction that the Board could recommend to the Numerical stockholders. The Board then directed CSFB to continue discussions with these two parties, with the goal of increasing the consideration to be paid to the Numerical stockholders.”

The fifteenth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“On December 20, 2002, Company A delivered to CSFB, through its own financial advisor, a revised proposal to acquire all of the outstanding Shares for cash and stock at a per Share price of $6.00.”

The first sentence of the seventeenth paragraph under the heading “Background of the Offer and the Merger” is amended to read as follows:

“On December 21, 2002, Company A delivered another revised proposal to CSFB that provided for the acquisition of all the outstanding Shares for cash, stock or a combination of both stock and cash, in each case valuing the Shares at $7.00 per Share.”

The eighteenth paragraph under the heading “Background of the Offer and the Merger” is amended by adding the following text at the end of the paragraph:

“Synopsys agreed to increase the price per Share it initially offered after being advised by the Company’s representatives that neither the $4.45 per Share nor the $6.10 per Share offers would be acceptable and, according to Synopsys, after taking into account the results of its continuing analysis of the Company and its business and the potential benefits to Synopsys of the potential acquisition.”

The nineteenth paragraph under the heading “Background of the Offer and the Merger” is deleted in its entirety and replaced with the following text:

“Also on December 22, 2002, the Board held a meeting to discuss the two competing offers. The Board noted that both proposals valued the Shares at $7.00 per Share. The Board also considered the strategic benefits that could potentially result if the Board determined to proceed with a stock transaction between Numerical and each of Synopsys and Company A, and concluded that there was potential for substantially greater strategic benefits to result from a transaction between Numerical and Synopsys as compared to a transaction between Numerical and Company A. Accordingly, the Board determined that it would be in the best interests of Numerical’s stockholders to proceed with the Synopsys proposal if Synopsys would agree to modify its proposal to allow Numerical the flexibility to choose cash or, if it determined that a strategic transaction was in the best interests of the Numerical stockholders, Synopsys stock as consideration prior to the execution of a definitive merger agreement. Therefore, subject to Synopsys’ approval of the foregoing counter-proposal, the Board determined to proceed with the transaction proposed by Synopsys and management was authorized to negotiate a limited exclusivity period with Synopsys consistent with the terms presented to and approved by the Board.”

The second paragraph under the heading “Reasons for the Numerical Board’s Recommendation” is deleted and the subheading “The Execution Risk Regarding Numerical’s Business Plan” is added at the beginning of the third paragraph thereunder.

The following text is added to the third paragraph under the heading “Reasons for the Numerical Board’s Recommendation” as the first bullet point thereunder:

“the historical financial performance of the Company, which showed that Numerical had never made a profit, as well as the challenging prospects for Numerical’s future profitability given the current uncertainty of the technology marketplace;”

The first sentence of the paragraph beginning with the subheading “Additional Factors” within the section entitled “Reasons for the Numerical Board’s Recommendation” is amended to read as follows:

“In addition to the factors discussed above, the Board also took note of the following material factors:”

The following language is added at the end of the fourth indented bullet point of the first bullet point included in the first paragraph under the heading “Reasons for the Numerical Board’s Recommendation” and the subheading “Additional Factors”:

            “, which would provide a significant benefit to Numerical employees, many of whom are also stockholders of the Company.”

The following language is added to the end of the second bullet point under the heading “Reasons for the Numerical Board’s Recommendation” and the subheading “Additional Factors”:

            “, thereby increasing the likelihood of consummation of the Offer and the Merger.”

The following language is added to the end of the twelfth bullet point under the heading “Reasons for the Numerical Board’s Recommendation” and the subheading “Additional Factors”:

            “, making it more difficult for Numerical to successfully pursue a stand-alone strategy.”

The following language is added to the end of the penultimate bullet point under the heading “Reasons for the Numerical Board’s Recommendation” and the subheading “Additional Factors”:

            “, thereby increasing the likelihood of the minimum tender condition of a majority of the Shares on a fully diluted basis being satisfied.”

The last bullet point under the heading “Reasons for the Numerical Board’s Recommendation” and the subheading “Additional Factors” is deleted and replaced with the following text:

            “The negative fact that the Offer and the Merger will constitute a taxable transaction to Numerical’s stockholders.”

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

The second paragraph is deleted in its entirety and replaced with the following text:

“Pursuant to an engagement letter effective as of November 29, 2002 (the “Engagement Agreement”), Numerical engaged CSFB to provide financial advisory services to Numerical’s Board in connection with the Offer and the Merger, including among other things, rendering its opinion attached as Annex B. Pursuant to the terms of the Engagement Agreement and based on the current Offer Price, the Company agreed to pay CSFB, in connection with the Merger, (i) an opinion fee equal to approximately $894,000, payable to CSFB upon rendering its opinion to the Board of Directors of Numerical (the “Opinion Fee”) and (ii) a transaction fee, payable to CSFB upon the closing of the Offer, of approximately $3,577,000 (the “Transaction Fee”). The Opinion Fee and the Transaction Fee are subject to certain changes, including as a result of changes in the number of the Company’s fully diluted shares outstanding as of the closing of the Offer, and will be calculated as of the closing of the Offer. The Opinion Fee, to the extent paid, will be credited towards the Transaction Fee. The Company has further agreed to reimburse CSFB for its reasonable out-of-pocket expenses incurred in connection with rendering its services to the Company, including fees and expenses of its legal counsel and any other advisor retained by CSFB (it being understood that the retention of any advisor, other than legal counsel, will be made with the Company’s prior consent, which consent shall not be unreasonably withheld), provided that such expenses (excluding the expenses of CSFB’s legal counsel) will not exceed $100,000 without the prior approval of the Company, which approval shall not be unreasonably withheld. The Company has also agreed to indemnify CSFB and certain related persons against certain liabilities and expenses arising out of or in conjunction with rendering its services under its engagement.”

ITEM 8. Additional Information

The following text is added at the end of first sentence of the paragraph under the heading “Forward Looking Statements”:

“The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer.”

The second sentence of the second paragraph under the heading “U.S. Anti-Trust Waiting Period” is amended to read as follows:

“It is presently anticipated that the waiting period applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 PM on February 24, 2003, unless earlier terminated by the FTC and the Antitrust Division or unless extended by the parties’ receipt of a request for additional information and documentary material from the FTC or the Antitrust Division prior thereto.”

The second sentence of the second paragraph under the heading “Foreign Anti-Trust Filings” is amended to read as follows:

“Synopsys made a joint filing on behalf of Synopsys and the Company with the German Federal Cartel Office and the Company and Synopsys filed an informal application with the Taiwanese Fair Trade Commission to exempt the transaction from its jurisdiction. However, if the government authorities in Taiwan choose to assert jurisdiction over the Merger, the parties will be required to make a formal filing in Taiwan that could delay the consummation of the Offer or the Merger.”

The following text is added as the third paragraph under the heading “Litigation”:

“On February 13, 2003, Numerical reached an agreement in principle with plaintiff’s attorneys pursuant to which plaintiff will release the defendants, as well as Synopsys and certain Numerical agents and affiliates, from all claims that have been brought or could have been brought under state or federal law arising out of or relating to the Merger and the Offer. The settlement agreement remains subject to approval by the Superior Court of the State of California for the County of Santa Clara, which is not expected to be obtained prior to the consummation of the Offer and the Merger. Under the agreement in principle, Numerical agreed to make certain additional disclosures in the Schedule 14D-9, which obligations will be satisfied by reason of this Amendment No. 1. In addition, Numerical has agreed that it will not oppose a fee application by plaintiff’s counsel of up to $400,000. The settlement does not contemplate any changes to the Offer or the Merger.”

ITEM 9. Material to be Filed as Exhibits

The description of Exhibit (a)(1) is amended to read as follows:

“Offer to Purchase, dated January 23, 2003, as amended on February 6, 2003 (incorporated by reference to Exhibit (a)(1)(A) to Schedule TO filed by Neon Acquisition

Corporation and Synopsys, Inc. with respect to the Offer on January 23, 2003, as amended on February 6, 2003 (“Schedule TO”)).”

Annex A

The fourth paragraph on page A-1 of Annex A is amended to read as follows:

“The information contained in this Information Statement concerning Synopsys, Purchaser and the designees of Purchaser to the Board has been furnished to the Company by Synopsys, and the Company assumes no responsibility for the reliability of such information, except as imposed by law.”

The following text is added as the second sentence of the subparagraph “Larry Hollatz” under the heading “Certain Transactions” on page A-11:

“Mr. Hollatz did not resign due to a disagreement with Numerical’s decision to explore a possible business combination transaction.”

The following text is added as the second sentence of the subparagraph “Roger Sturgeon” under the heading “Certain Transactions” on page A-11:

“Mr. Sturgeon did not resign due to a disagreement with Numerical’s decision to explore a possible business combination transaction.”

The last sentence of the first paragraph under the heading “Schedule I” on page A-19 of Annex A is amended to read as follows:

“The Company assumes no responsibility for the reliability of such information, except as imposed by law.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

NUMERICAL TECHNOLOGIES, INC.

/s/ Narendra K. Gupta
Narendra K. Gupta Interim President and Chief Executive Officer